Exhibit 99.1

QTREX Awarded Government Grant to Advance the World's First Native RF Dielectric Material for Quantum Computing

Nes Ziona, Israel, June 9, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) ("QTREX" or the "Company") a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced that the Israel Innovation Authority (“IIA”) has awarded the Company an approximately $1 million grant to support the development of a purpose-built dielectric material engineered for high-density, low-loss radio frequency (“RF”) signal routing in scalable superconducting quantum computing systems.

QTREX’s program targets one of the core scaling constraints in superconducting quantum computing: the growing need to move more RF and microwave signals through cryogenic environments with lower loss, higher density and fewer assembly points. QTREX is developing the material as a native layer within its quantum connectivity architecture, enabling the Company to engineer the dielectric, conductor and 3D geometry together rather than adapting off-the-shelf materials to quantum requirements.  This matters because in superconducting quantum systems, signal loss, impedance control, density and thermal behavior are driven by how the dielectric, conductor and geometry work together as a single structure.

As superconducting quantum processors scale, connectivity becomes a system-level bottleneck across the industry. More qubits require more RF lines, tighter packaging, cleaner signal paths and lower thermal impact. This creates a clear need for purpose-built materials and monolithic connectivity components designed specifically for the physical demands of scalable quantum computing.

“Superconducting quantum computers cannot scale on conventional wiring architecture,” said Dagi Ben-Noon, Chief Executive Officer of QTREX. “QTREX’s existing materials and AME capabilities already go beyond conventional industry approaches by enabling the Company to engineer materials, conductive pathways and 3D geometry as one integrated platform. This grant strengthens a core materials layer inside our quantum connectivity architecture and expands a capability we believe the industry has been missing. As we enter upcoming technical and commercial discussions with quantum hardware companies, QTREX is bringing a clear message to the market: scalable quantum computing requires a new connectivity architecture, and we are building it from the materials level up.”

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. Inspira also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com and www.inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected use of the IIA grant funds, the benefits and advantages of the Company’s AME platform and technology, the belief that its existing materials and AME capabilities already go beyond conventional industry approaches by enabling it to engineer materials, conductive pathways and 3D geometry as one integrated platform, its belief that scalable quantum computing requires a new connectivity architecture, and it is building it from the materials level up. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

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